Exhibit 99.2

Boku Identity, Deep Labs, and TeleMessage Join NICE Actimize’s
X-Sight Marketplace, the Industry’s First Financial Crime
 Management Ecosystem

Partnering with the X-Sight Marketplace, three breakthrough technology firms offer capabilities in identity verification, and mobile messaging and archiving

Hoboken, N.J., November 4, 2019 – Helping financial services organizations keep up with a changing market landscape, NICE Actimize, a NICE business (Nasdaq: NICE) and leader in Autonomous Financial Crime Management, today announced that three new technology partners have joined the fast-growing X-Sight Marketplace, the industry’s first financial crime risk management-focused ecosystem. X-Sight Marketplace helps financial services organizations evaluate new point solutions and move to stay on top of a challenging regulatory and criminal environment. The recent additions include Boku Identity, a leading end-to-end identity solution provider; Deep Labs, specialists in applying persona-based artificial intelligence to assess risk and reduce fraud and identity theft; and TeleMessage, which provides state-of-the-art cloud and on-premises messaging solutions.

X-Sight Marketplace leverages the X-Sight Platform-as-a-Service and further expands the functionality offered by the platform. The NICE Actimize X-Sight Platform-as-a-Service offers a single, unified, cost-effective way for financial services organizations to rapidly innovate and introduce new services while supporting best-in-class financial crime, risk and compliance management capabilities.

         The three new innovative partner organizations offer the following:

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Boku Identity protects individuals and businesses by ensuring that identity verifications are only performed with consumer consent. Using privacy-by-design principles, the Boku Platform is architected to create a Verified-ID (VID) Token and to return only a Confidence Score, which protects individual privacy and effectively solves fraud and risk use cases. The Boku Platform uses intelligence gathered from Boku Payments and Boku Identity to verify authentic user information from mobile operators and other authoritative sources. All user data is accessed in a secure and private manner with appropriate mobile operator approval and end user consent. Boku Identity applies this intelligence to deliver deterministic signals, unmatched global scale and a feedback loop that fortifies identities in real time. “The fundamental unit of trust in any transaction lies in identity — namely, ensuring that the person who shows up to transact is who they say they are. It’s also the most highly regulated part of any financial transaction and is much more than a “one-and-done” check against a list. Making sure the person is authorized to use those credentials is critical to establishing trust — and it’s the sweet spot in which Boku operates,” said Jon Prideaux, CEO, Boku. “Boku looks forward to bringing its expertise in end-to-end identity solutions to NICE Actimize’s X-Sight Marketplace ecosystem.”

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Deep Labs offers a suite of products that leverages persona-based dynamic adaptive risk and propensity profiles to solve a range of use cases including account takeover, anti-money laundering, false declines to marketing decisioning, identity, and friendly fraud. Deep Labs’ DeepIdentity® approach provides advanced identity verification solutions which, through risk-based decisioning, minimizes friction and enhances the consumer experience across numerous use cases, including identity verification, digital onboarding, authentication, and continually knowing the customer’s persona. “Our team of experienced payments and signals intelligence experts believe that persona-based intelligence is the next generation of true context-aware computing, and an important advancement in understanding and fighting many new types of fraud,” said Dr. Scott Edington, CEO and Co-Founder, Deep Labs. “Our team looks forward to bringing our industry-leading approach to the NICE Actimize X-Sight Marketplace.”

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TeleMessage is transforming enterprise mobile messaging, and addressing mobile phone text, call and WhatsApp archiving for compliance, regulatory and eDiscovery response requirements. The Telemessage Mobile Archiver solution enables financial enterprises to capture and archive the SMS/MMS/calls/WhatsApp of employees in line with current regulations such as FINRA and MiFID II. In addition, TeleMessage integrates with leading email archiving vendors, so companies can store the messages in the same archive where they store their emails. TeleMessage also provides several archiving methods for BYOD and corporate phones, including the Enterprise Number Archiver which uses a virtual number assigned to App users for BYOD companies; the Android Archiver which copies messages/calls in the background; the Network Archiver which archives directly from leading mobile carriers; and the WhatsApp Archiver which archives standard WhatsApp chats and calls. “TeleMessage has provided state-of-the-art messaging solutions, both on-premises and in the cloud, for more than two decades,” said Guy Levit, CEO, TeleMessage. “Our software has been successfully deployed by thousands of enterprises, is trusted by dozens of telecom operators, and has powered billions of messages through customers’ networks. We look forward to partnering with NICE Actimize’s X-Sight Marketplace.”

Technology providers, such as Boku Identity, Deep Labs, and TeleMessage that partner with NICE Actimize’s X-Sight Marketplace ecosystem, are reviewed for their ability to complement financial crime and compliance solutions. Once approved, software and service providers become available to the NICE Actimize community via the X-Sight Marketplace. FSOs can quickly browse through X-Sight Marketplace solution categories to find scalable options that solve their unique business problems.

“We welcome these three new partners to the Marketplace ecosystem, each offering their own value proposition to our customer network. We are excited that each of these new partners, which share our common goal of fighting financial crime through the benefits of a marketplace ecosystem, is joining the X-Sight Marketplace community,” said Craig Costigan, CEO, NICE Actimize. “By connecting via a cloud environment, community participants will experience a quicker time to value and minimized integration cost as they evaluate new solutions for their financial services organizations.”

Additional categories that will be added to NICE Actimize’s X-Sight Marketplace from other partner participants will include Ultimate Beneficial Ownership, Value-added Data & Adverse Media, Watchlist, Device Identification, and User Authentication & Fraud. Additional partners will be announced as the X-Sight Marketplace grows.

For more information on the X-Sight Marketplace, please click here.

If you are a technology company or financial institution wishing to be part of the first financial crime and compliance marketplace, please contact us at info@niceactimize.com.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
NICE (Nasdaq:NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact:
Cindy Morgan-Olson, +1-551-256-5000, NICE Actimize, cindy.morgan-olson@niceactimize.com

Investors:
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez, +972-9-775-3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Costigan are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.